Material Fact

Payment of Dividends and Interest on Capital

Itaú Unibanco Holding S.A. informs its stockholders that the Board of Directors has resolved, as of this date, on the payment of dividends[1] to be made on March 7, 2025, as follows:

(i) Dividends, in the amount of R$1.25093 per share; and

(ii) Interest on capital, in the amount of R$0.33344 per share, with income tax withheld at a rate of 15%[2], resulting in net interest of R$0.283424 per share.

These payments will total R$15 billion, using the final stockholding position recorded on February 17, 2025 as the calculation basis, with their shares traded "ex-rights" as of February 18, 2025.

The Board of Directors also approved the payment, to be made on March 7, 2025 as well, of interest on capital previously declared, in accordance with the Material Facts disclosed on:

- August 29, 2024, in the gross amount of R$0.27298 (net amount of R$0.232033 per share), using the final stockholding position recorded on September 19, 2024 as the calculation basis; and

- November 28, 2024, in the gross amount of R$0.310560 (net amount of R$0.263976 per share), using the final stockholding position recorded on December 9, 2024 as the calculation basis.

Therefore, stockholders who hold or held shares in all the stockholding positions mentioned above will receive, on March 7, 2025, dividends and interest on capital in the net amount of R$2.030363 per share.

Dividends and interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.

If you have any question, please access www.itau.com.br/investor-relations and follow the route: Menu > Investor services > Contact IR.

São Paulo (SP), February 5, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

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[1] In addition to the amounts previously declared for fiscal year 2024.

[2] Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.